Exhibit 99.1

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda

NEWS RELEASE

TEEKAY OFFSHORE PARTNERS L.P. ANNOUNCES $53.4 MILLION

EQUITY PRIVATE PLACEMENT

Hamilton, Bermuda, December 19, 2013 – Teekay Offshore GP LLC., the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), announced today that it has agreed to issue 1.75 million common units in a private placement to an institutional investor for proceeds of approximately $53.4 million (excluding the Partnership’s general partner’s proportionate capital contribution). The Partnership intends to use the proceeds from the sale of common units for general partnership purposes, which may include funding vessel conversion projects and future vessel acquisitions.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or any other securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) and owns interests in 35 shuttle tankers (including three chartered-in vessels), five floating production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (including one committed FSO conversion unit), four conventional oil tankers and one HiLoad Dynamic Positioning (DP) unit. The majority of Teekay Offshore’s fleet is employed on long-term, stable contracts. In addition, Teekay Offshore also has rights to participate in certain other FPSO, shuttle tanker and HiLoad DP opportunities provided by Teekay Corporation (NYSE:TK), Sevan Marine ASA (Oslo Bors:SEVAN) and Remora AS.

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Web site: www.teekayoffshore.com

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